SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 21549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

SMSA EL PASO II ACQUISITION CORP.

(Name of Issuer)

Common Stock, $.001 par value per share

(Title of Class of Securities)

78457W103

(CUSIP Number)

Michael Campbell
11753 Willard Avenue
Tustin, CA  92782
(714) 832-3249

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 5, 2009

(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	name of reporting person i.r.s. identification no. of above person (entities only) Michael Campbell
2	check the appropriate box if a member of a group* N/A (A) ☐ (B) ☐
3	sec use only
4	source of funds* PF
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
6	citizenship or place of organization United States
number of shares beneficially owned by each reporting person with	7	sole voting power 19,400,000 shares
	8	shared voting power 0 shares
	9	sole dispositive power 19,400,000 shares
	10	shared dispositive power 0 shares
11	aggregate amount beneficially owned by each reporting person 19,400,000 shares
12	check box if the aggregate amount in row (11) excludes certain shares*
13	percent of class represented by amount in row (11) 88.18%
14	type of reporting person* IN

2

ITEM 1.	SECURITY AND ISSUER.

This statement relates to shares of Common Stock, $0.001 par value per share (the “Common Stock”), of SMSA El Paso II Acquisition Corp., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 11753 Willard Avenue, Tustin, CA 92782.

ITEM 2.	IDENTITY AND BACKGROUND.

Pursuant to Rule 13d-1(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Act”), this Schedule 13D Statement is hereby filed by Michael Campbell.  Mr. Campbell’s principal address is 11753 Willard Avenue, Tustin, CA 92782.  Mr. Campbell is the managing director of M1 Capital Group, Ltd. and M1 Advisors, LLC, each of which is a business advisory and merchant banking firm.  The principal business of address of M1 Capital Group, Ltd. is the Akara Building, 24 De Castro Street, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands and the principal business address of M1 Advisors, LLC is 11753 Willard Avenue, Tustin, CA 92782.  Mr. Campbell is a citizen of the United States.

During the last five years, Mr. Campbell (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On November 5, 2009, Mr. Campbell acquired 20,000,000 shares of Common Stock (the “Shares”) for an aggregate price of $20,000.  The funds used to purchase the Shares were from Mr. Campbell’s personal funds.

ITEM 4.	PURPOSE OF TRANSACTION.

On November 5, 2009, the Issuer entered into a Securities Purchase Agreement (the “Purchase Agreement”) with Michael Campbell.  Pursuant to the Purchase Agreement, Mr. Campbell purchased the Shares from the Issuer for an aggregate purchase price of $20,000.  The purpose of the acquisition of the Shares was to acquire control of the Issuer. This filing is being made as a result of the change in control effected upon the closing of the transaction detailed in the Purchase Agreement attached hereto as Exhibit 1 and incorporated herein by reference.

On November 5, 2009, the Issuer also entered into a Contribution Agreement, attached hereto as Exhibit 2 (the “Contribution Agreement”), with Mr. Campbell and Gerard Pascale, the Issuer's majority shareholder, sole director and sole officer at such time.  Pursuant to the Contribution Agreement, Mr. Pascale contributed 3,000,000 shares of Common Stock then owned by him to the treasury of the Issuer to induce Mr. Campbell to enter into the Purchase Agreement.  As a result of the above-described transactions, an aggregate of 22,000,004 shares of Common Stock is currently issued and outstanding and the shares of Common Stock owned by Mr. Campbell, on November 5, 2009, represented approximately 90.91% of the issued and outstanding shares of capital stock of the Issuer on a fully-diluted basis.

In addition, on November 5, 2009, the Issuer entered into an Advisory Agreement (the “Advisory Agreement”) with Halter Financial Group, L.P. (“HFG”), an affiliate of Halter Financial Investments, L.P., a shareholder of the Issuer, pursuant to which HFG agreed to provide certain advisory services to the Issuer in exchange for a fee of $250,000 (“Advisory Fee”).  The engagement is for a term of 12 months, which term may be extended by mutual agreement of the parties.  On November 5, 2009, pursuant to the terms of the Advisory Agreement, the Issuer also entered into an Escrow Agreement, attached hereto as Exhibit 3 (the “Escrow Agreement” and collectively with the Contribution Agreement and the Advisory Agreement, the “Related Agreements”), with Mr. Campbell, HFG and Securities Transfer Corporation, as escrow agent (the “Escrow Agent”).  Under the terms of the Escrow Agreement, the Escrow Agent agreed to hold the Shares in escrow pending payment of the Advisory Fee.  If the Advisory Fee is not paid in full prior to December 15, 2009, the Shares will be delivered and assigned to HFG and the $20,000 purchase price paid by Mr. Campbell for the Shares will be returned to Mr. Campbell by the Issuer. If the Advisory Fee is paid by December 15, 2009, the Shares will be released from escrow to Mr. Campbell.

3

In connection with the closing of the Purchase Agreement and the Related Agreements, Mr. Pascale, the Issuer’s sole director and officer, submitted a resignation letter pursuant to which he resigned as President, Chief Financial Officer and Secretary, effective immediately. While Mr. Pascale continues to be a director of the Issuer, it is anticipated he will resign as a director once the Advisory Fee is paid.

Effective as of the closing of the purchase of the Shares, Michael Campbell was appointed to the Issuer's board of directors and was also appointed President, Chief Executive Officer, Chief Financial Officer, Secretary and Treasurer of the Issuer.

Immediately prior to the consummation of the sale of the Shares to Mr. Campbell, the Issuer was a shell company with no operating business.  As a result of the sale of the Shares, Mr. Campbell has acquired control of the Issuer.  It is the intention of Mr. Campbell for the principal business of the Issuer to be the acquisition of drilling contracts in South America from national oil exploration and production companies; the acquisition of the drilling rigs and equipment necessary to meet the requirements of such drilling contracts; and the management and oversight of the administration of such drilling contracts and the operation of such drilling rigs, equipment and subcontractors.  In order to fund such proposed business plan, the Issuer intends to raise funds from equity investors by issuing Common Stock, preferred stock and/or debt securities to fund initial operations and the acquisition of drilling rigs.

Except to the extent provided in this Schedule 13D, Mr. Campbell does not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.  Mr. Campbell may, at any time and from time to time, review or reconsider his position and/or change his purpose and/or formulate plans or proposals with respect thereto.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Pursuant to Rule 13d-3(a), at the close of business on November 5, 2009, the Issuer had 22,000,004 shares of Common Stock issued and outstanding.  After the consummation of the transactions described in Item 4 and the sales described hereinafter in Item 6 of this Schedule 13D, Michael Campbell has sole power to vote and direct the disposition of 19,400,000 shares of Common Stock, which constitutes approximately 88.18% of the outstanding shares.  Mr. Campbell has not effected any transactions in the Common Stock during the past 60 days, except as described in this Schedule 13D.  Mr. Campbell has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by him.  As described in Item 4 of this Schedule 13D, the Shares are being held by the Escrow Agent pursuant to the Escrow Agreement pending payment to HFG of the Advisory Fee.  If the Advisory Fee is not paid by December 15, 2009, the Shares will be delivered and assigned to HFG by the Escrow Agent and, in such case, Mr. Campbell will no longer own any of the Shares.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Between November 12, 2009 and November 13, 2009, Mr. Campbell sold the following number of shares of Common Stock (subject to release by the Escrow Agent) to the following purchasers for a purchase price of $0.10 per share.

Name	Number of Shares	Aggregate Purchase Price
Eudora Partners LLC	400,000	$40,000
Richard Cavuto	100,000	10,000
Ricardo Dunshee de Abranches	50,000	5,000
William Griesinger	50,000	5,000

4

Each such sale was made in a transaction that was exempt from registration under the Securities Act, and each purchaser represented to Mr. Campbell that such purchaser understood that the acquired shares are “restricted securities” within the meaning of Rule 144 under the Securities Act and are subject to the resale limitation imposed thereby and by the Securities Act.  Pursuant to the purchase agreements with such purchasers, Mr. Campbell is obligated to deliver the purchased shares to the purchasers within three business day of his receipt of the Shares from the Escrow Agent.  If the Shares are released by the Escrow Agent to HFG and not to Mr. Campbell, Mr. Campbell will return to each purchaser the purchase price paid for their purchased shares.

Mr. Campbell intends to use the proceeds from the sale of such shares of Common Stock to fund expenses related to the Company’s fundraising efforts and the development of the Company’s business.

Except as described in this Item 6 and Item 4 of this Schedule 13D, to the best knowledge of Mr. Campbell, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Mr. Campbell and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the Shares.

ITEM 7.                       MATERIALS TO BE FILED AS EXHIBITS.

Exhibit No.	Description

1	Securities Purchase Agreement, dated November 5, 2009, between the Issuer and Michael Campbell.

2	Contribution Agreement, dated November 5, 2009, among the Issuer, Gerard Pascale and Michael Campbell.

3	Escrow Agreement, dated November 5, 2009, among the Issuer, Michael Campbell, Halter Financial Group, L.P. and Securities Transfer Corporation.

5

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: November 16, 2009

By: /s/ Michael Campbell
Michael Campbell

6

Exhibit 1

SECURITIES PURCHASE AGREEMENT

This SECURITIES PURCHASE AGREEMENT (this “Agreement”) is dated as of November 5, 2009, between SMSA El Paso II Acquisition Corp., a Nevada corporation (“SMSA”), and Michael Campbell, an individual residing in Tustin, California (the “Purchaser”).

WHEREAS, subject to the terms, conditions and limitations set forth in this Agreement, SMSA wishes to sell, and Purchaser wishes to purchase, an aggregate of 20 million shares (the “Shares”) of the common stock of SMSA par value $0.001 per share (the “Common Stock”); and

WHEREAS, the consideration for the Shares shall be $0.001 per share of Common Stock for a total of $20,000 (the “Common Stock Purchase Price” or the “Purchase Price”).

NOW, THEREFORE, in consideration of the mutual covenants contained in this Agreement, and for other good and valuable consideration the receipt and adequacy of which are hereby acknowledged, SMSA and the Purchaser agree as follows:

ARTICLE I.

DEFINITIONS

1.1           Definitions.  In addition to the terms defined elsewhere in this Agreement, the following terms have the meanings set forth in this Section 1.1:

 “Affiliate” means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person, as such terms are used in and construed under Rule 405 under the Securities Act.

“Board of Directors” means a board of directors of SMSA.

“Business Day” means any day except any Saturday, any Sunday, any day which is a federal legal holiday in the United States or any day on which banking institutions in the State of New York are authorized or required by law or other governmental action to close.

 “Closing” means the closing of the purchase and sale of the Shares pursuant to Section 2.1.

“Closing Date” means the Trading Day on which all of the Transaction Documents have been executed and delivered by the applicable parties thereto, and all conditions precedent to (i) the Purchaser’s obligations to pay the Purchase Price and (ii) SMSA’s obligations to deliver the Shares, in each case, have been satisfied or waived.

“Commission” means the United States Securities and Exchange Commission.

“Common Stock” means the common stock of SMSA, par value $0.001 per share, and any other class of securities into which such securities may hereafter be reclassified or changed.

“Common Stock Equivalents” means any securities of SMSA which would entitle the holder thereof to acquire at any time Common Stock, including, without limitation, any debt, preferred stock, rights, options, warrants or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Common Stock.

“Contribution Agreement” means that certain Contribution Agreement between SMSA, Gerard Pascale and the Purchaser pursuant to which Mr. Pascale will agree to the return and cancellation of 3 million shares of Common Stock, in consideration for the retention of 1.5 million shares of Common Stock (the “Cancellation Fee”).

“Escrow Agreement” means that certain Escrow Agreement to be entered into by and among HFG, as hereinafter defined, SMSA, the Purchaser and Securities Transfer Corporation, as escrow agent, providing for the retention of the Shares in escrow until such time HFG is paid the Consulting Fee, as hereinafter defined, or the Shares shall be delivered to HFG under the terms of the escrow.

 “Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exempt Issuance” means the issuance of Common Stock issuable upon a stock split, stock dividend or any subdivision of shares of Common Stock.

“Halter Advisory Agreement” means that certain Advisory Agreement by and between SMSA and Halter Financial Group, L.P. (“HFG”) pursuant to which HFG will receive a fee of $250,000 (the “Consulting Fee”).

“Liens” means a lien, charge, security interest, encumbrance, right of first refusal, preemptive right or other restriction.

“Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

“Preferred Stock” shall mean the Preferred Stock of SMSA, par value $.001 per share.

“Proceeding” means an action, claim, suit, investigation or proceeding (including, without limitation, an informal investigation or partial proceeding, such as a deposition), whether commenced or threatened.

 “Rule 144” means Rule 144 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.

“Rule 424” means Rule 424 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended or interpreted from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same purpose and effect as such Rule.

“Shares” has the meaning set forth in the Preamble.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

 “Short Sales” means all “short sales” as defined in Rule 200 of Regulation SHO under the Exchange Act (but shall not be deemed to include the location and/or reservation of borrowable shares of Common Stock).

“Trading Day” means a day on which the principal Trading Market is open for trading.

“Trading Market” means any of the following markets or exchanges on which the Common Stock is listed or quoted for trading on the date in question: the NYSE Amex, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, the New York Stock Exchange or the OTC Bulletin Board (or any successors to any of the foregoing).

“Transaction Documents” means this Agreement, the Contribution Agreement, the Halter Advisory Agreement, the Escrow Agreement and all exhibits and schedules thereto and hereto and any other documents or agreements executed in connection with the transactions contemplated hereunder.

“Transfer Agent” means Securities Transfer Corporation, the current transfer agent of SMSA, and any successor transfer agent of SMSA.

ARTICLE II.

PURCHASE AND SALE

2.1           Closing.  On the Closing Date, upon the terms and subject to the conditions set forth herein, SMSA agrees to sell, and the Purchaser agrees to purchase, an aggregate of 20 million shares of Common Stock.  Purchaser shall deliver to SMSA a personal check equal to the Purchase Price and SMSA shall deliver to Purchaser a certificate representing the Shares.  SMSA and Purchaser shall each deliver to the other items set forth in Section 2.2 deliverable at the Closing.  Upon waiver or satisfaction of the covenants and conditions set forth in Sections 2.2 and 2.3, the Closing shall occur at such location as the parties shall mutually agree.

2.2           Deliveries.

(a)           On or prior to the Closing Date, SMSA shall deliver or cause to be delivered to the Purchaser the following:

(i)	the Transaction Documents signed by SMSA;

(ii)	a certificate evidencing 20 million shares of Common Stock;

(iii)
resignation letters of such officers and directors of SMSA as the Purchaser may specify in its sole discretion in writing prior to the Closing, and resolutions of the SMSA’s board appointing Michael Campbell as the sole officer of SMSA and as a director of SMSA, to serve in such capacity until the next annual meeting of SMSA’s stockholders or his sooner replacement, as applicable;

(iv)
a certificate of the secretary of each  SMSA (a) certifying that all conditions to Closing have been met, as well as the incumbency of the and SMSA’s officers executing the Agreement; (b) attaching copies of resolutions of the Board of Directors SMSA (x) approving the transactions contemplated by this Agreement, and (y) in the case of SMSA, the appointment of such directors and officers as may be designated by Purchaser to the Board of Directors of SMSA, which resolutions shall in each case be in full force and effect; (c) attaching copies certified by the Secretary of State of the State of Nevada of SMSA’s Articles of Incorporation, as amended, and (d) attaching a true and complete copy of SMSA’s bylaws, as amended, which shall be in full force and effect; and

(v)	a copy of the Certificate of Compliance as filed with the USBankruptcy court necessary to satisfy SMSA’s obligations underits confirmed plan of bankruptcy.

(b)           On or prior to the Closing Date, Purchaser shall deliver or cause to be delivered to SMSA the following:

(i)	this Agreement duly executed by Purchaser; and

(ii)	all other Transaction Documents, duly executed by Purchaser.

2.3	Closing Conditions.

(a)           The obligations of SMSA hereunder in connection with the Closing are subject to the following conditions being met:

(i)           the accuracy in all material respects on the Closing Date of the representations and warranties of the Purchaser contained herein (unless as of a specific date therein);

(ii)           all obligations, covenants and agreements of Purchaser required to be performed at or prior to the Closing Date shall have been performed; and

(iii)           the delivery by Purchaser of the items set forth in Section 2.2(b) of this Agreement.

(b)           The obligations of the Purchaser hereunder in connection with the Closing are subject to the following conditions being met:

(i)           the accuracy in all material respects when made and on the Closing Date of the representations and warranties of SMSA contained herein (unless as of a specific date therein);

(ii)           all obligations, covenants and agreements of SMSA required to be performed at or prior to the Closing Date shall have been performed;

(iii)           the delivery by SMSA of the items set forth in Section 2.2(a) of this Agreement;

(iv)           there shall have been no Material Adverse Effect with respect to the SMSA since the date hereof; and

(vii)           from the date hereof to the Closing Date, no banking moratorium shall have been declared either by the United States or New York State authorities nor shall there have occurred any material outbreak or escalation of hostilities or other national or international calamity of such magnitude in its effect on, or any material adverse change in, any financial market which, in each case, in the reasonable judgment of Purchaser, makes it impracticable or inadvisable to purchase the Shares at the Closing.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES

3.1           Representations and Warranties of SMSA.  Except as set forth in the SEC Reports, which SEC Reports shall be deemed a part hereof and shall qualify any representation or otherwise made herein to the extent of the disclosure contained in the applicable SEC Report, SMSA hereby makes the following representations and warranties to Purchaser as of the Closing Date:

(a)           Subsidiaries. SMSA has no subsidiaries. SMSA’s former wholly-owned subsidiary, Trans Global Operations, Inc., has been dissolved and at the time of its dissolution had no assets or liabilities.

(b)           Organization and Qualification.  SMSA is an entity duly incorporated or otherwise organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, with the requisite power and authority to own and use its properties and assets and to carry on its business as currently conducted.  SMSA is not in violation or default of any of the provisions of its certificate or articles of incorporation, bylaws or other organizational or charter documents.  SMSA is duly qualified to conduct business and is in good standing as a foreign corporation or other entity in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or in good standing, as the case may be, could not have or reasonably be expected to result in: (i) a material adverse effect on the legality, validity or enforceability of any Transaction Document, (ii) a material adverse effect on the results of operations, assets, business, prospects or condition (financial or otherwise) of SMSA, taken as a whole, or (iii) a material adverse effect on SMSA’s ability to perform in any material respect on a timely basis its obligations under any Transaction Document (any of (i), (ii) or (iii), a “Material Adverse Effect”) and no Proceeding has been instituted in any such jurisdiction revoking, limiting or curtailing or seeking to revoke, limit or curtail such power and authority or qualification.  Notwithstanding the foregoing, the following events, changes, conditions or effects shall not be deemed to have a “Material Adverse Effect:” (A) any action or omission of SMSA taken with the prior written consent of the Purchaser; or (B) any violations or other matters that occur as a result of the taking of any action expressly required by this Agreement or the failure to take any action prohibited from being taken by this Agreement.

(c)           Authorization; Enforcement.  SMSA has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by each of the Transaction Documents and otherwise to carry out its obligations hereunder and thereunder.  The execution and delivery of each of the Transaction Documents by SMSA and the consummation by it of the transactions contemplated hereby and thereby have been duly authorized by all necessary action on the part of SMSA and no further action is required by SMSA, the Board of Directors or SMSA’s stockholders in connection therewith.  Each Transaction Document to which it is a party has been (or upon delivery will have been) duly executed by SMSA and, when delivered in accordance with the terms hereof and thereof, will constitute the valid and binding obligation of SMSA enforceable against SMSA in accordance with its terms, except: (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

(d)           No Conflicts.  The execution, delivery and performance by SMSA of the Transaction Documents, the sale of the Shares and the consummation by it of the transactions contemplated hereby and thereby to which it is a party do not and will not: (i) conflict with or violate any provision of SMSA’s articles of incorporation, bylaws or other organizational or charter documents, (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the creation of any Lien upon any of the properties or assets of SMSA, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any agreement, credit facility, debt or other instrument (evidencing a SMSA debt or otherwise) or other understanding to which SMSA is a party or by which any property or asset of SMSA is bound or affected, or (iii) conflict with or result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which SMSA is subject (including federal and state securities laws and regulations), or by which any property or asset of SMSA is bound or affected; except in the case of each of clauses (ii) and (iii), such as could not have or reasonably be expected to result in a Material Adverse Effect.

(ii)           There are no contracts, agreements or understandings, oral or written, to which SMSA is party which in any way prohibit or restrict, either currently, with the passage of time or the giving of notice, SMSA from engaging in any lawful business in any location anywhere in the world whatsoever.

(e)           Filings, Consents and Approvals.  SMSA is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority or other Person in connection with the execution, delivery and performance by SMSA of the Transaction Documents, other than such filings as are required to be made under applicable state securities laws.

(f)           Issuance of the Shares. The Shares when issued shall be duly authorized, duly and validly issued, fully paid and nonassessable, free and clear of all Liens imposed by SMSA other than restrictions on transfer provided for in the Transaction Documents.

(g)           Capitalization.  The capitalization of SMSA is as follows: 100 million shares of Common stock being duly authorized of which 5,000,004 shares of Common Stock are issued and outstanding and 10 million shares of Preferred Stock being authorized, none of which are issued and outstanding. No Person has any right of first refusal, preemptive right, right of participation, or any similar right to participate in the transactions contemplated by the Transaction Documents.  There are no outstanding options, warrants, scrip rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities, rights or obligations convertible into or exercisable or exchangeable for, or giving any Person any right to subscribe for or acquire any shares of Common Stock or Preferred Stock, or contracts, commitments, understandings or arrangements by which SMSA is or may become bound to issue additional shares of Common Stock or Common Stock Equivalents.  The sale of the Shares by SMSA will not obligate SMSA to issue shares of Common Stock or other securities to any Person (other than the Purchaser) and will not result in a right of any holder of SMSA’s securities to adjust the exercise, conversion, exchange or reset price under any of such securities. All of the outstanding shares of capital stock of SMSA are validly issued, fully paid and nonassessable, have been issued in compliance with all federal and state securities laws, and none of such outstanding shares was issued in violation of any preemptive rights or similar rights to subscribe for or purchase securities.  No further approval or authorization of any stockholder, the Board of Directors or others is required for the consummation of the transactions contemplated by the Transaction Documents.  There are no stockholders agreements, voting agreements or other similar agreements with respect to SMSA’s capital stock to which SMSA is a party or, to the knowledge of SMSA, between or among any of SMSA’s stockholders.

(h)           SEC Reports; Financial Statements.  SMSA has filed all reports, schedules, forms, statements and other documents required to be filed by SMSA under the Securities Act and the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof, for the two years preceding the date hereof (or such shorter period as SMSA was required by law or regulation to file such material) (the foregoing materials, including the exhibits thereto and documents incorporated by reference therein, being collectively referred to herein as the “SEC Reports”) on a timely basis or has received a valid extension of such time of filing and has filed any such SEC Reports prior to the expiration of any such extension.  As of their respective dates, the SEC Reports complied in all material respects with the requirements of the Securities Act and the Exchange Act, as applicable, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.  SMSA has never been an issuer subject to Rule 144(i) under the Securities Act. The financial statements of SMSA included in the SEC Reports comply in all material respects with applicable accounting requirements and the rules and regulations of the Commission with respect thereto as in effect at the time of filing.  Such financial statements have been prepared in accordance with United States generally accepted accounting principles applied on a consistent basis during the periods involved (“GAAP”), except as may be otherwise specified in such financial statements or the notes thereto and except that unaudited financial statements may not contain all footnotes required by GAAP, and fairly present in all material respects the financial position of SMSA as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, immaterial, year-end audit adjustments.

(i)           Material Changes; Undisclosed Events, Liabilities or Developments. Since the date of the latest audited financial statements included within the SEC Reports or except as specifically disclosed in a subsequent SEC Report filed prior to the date hereof: (i) there has been no event, occurrence or development that has had or that could reasonably be expected to result in a Material Adverse Effect, (ii) SMSA has not incurred any liabilities (contingent or otherwise) other than (A) trade payables and accrued expenses incurred in the ordinary course of business consistent with past practice and (B) liabilities not required to be reflected in SMSA’s financial statements pursuant to GAAP or disclosed in filings made with the Commission, (iii) SMSA has not altered its method of accounting, (iv) SMSA has not declared or made any dividend or distribution of cash or other property to its stockholders or purchased, redeemed or made any agreements to purchase or redeem any shares of its capital stock and (v) SMSA has not issued any equity securities to any officer, director or Affiliate.  SMSA does not have pending before the Commission any request for confidential treatment of information.  Except for the transactions contemplated by this Agreement, no event, liability, fact, circumstance, occurrence or development has occurred or exists or is reasonably expected to occur or exist with respect to SMSA or its business, properties, operations, assets or financial condition, that would be required to be disclosed by SMSA under applicable securities laws at the time this representation is made or deemed made that has not been publicly disclosed at least 1 Trading Day prior to the date that this representation is made.

(j)           Litigation.  There is no action, suit, inquiry, notice of violation, proceeding or investigation pending or, to the knowledge of SMSA, threatened against or affecting SMSA, or any of its respective properties before or by any court, arbitrator, governmental or administrative agency or regulatory authority (federal, state, county, local or foreign).

(k)           Labor Relations.  SMSA does not currently have and has never had any employees.

(l)           Compliance. SMSA is not: (i) in default under or in violation of (and no event has occurred that has not been waived that, with notice or lapse of time or both, would result in a default by SMSA under), nor has SMSA received notice of a claim that it is in default under or that it is in violation of, any indenture, loan or credit agreement or any other agreement or instrument to which it is a party or by which it or any of its properties is bound (whether or not such default or violation has been waived), (ii) in violation of any judgment, decree or order of any court, arbitrator or governmental body or (iii) in or has been in violation of any statute, rule, ordinance or regulation of any governmental authority, including without limitation all foreign, federal, state and local laws applicable to its business and all such laws that affect the environment, except in each case as could not have or reasonably be expected to result in a Material Adverse Effect.

(m)           Regulatory Permits.  SMSA possesses all certificates, authorizations and permits issued by the appropriate federal, state, local or foreign regulatory authorities necessary to conduct business as described in the SEC Reports, except where the failure to possess such permits could not reasonably be expected to result in a Material Adverse Effect (“Material Permits”), and SMSA has not received any notice of proceedings relating to the revocation or modification of any Material Permit.

(n)           Title to Assets. SMSA has no material assets.

(o)           Patents and Trademarks. SMSA has no patents, patent applications, trademarks, trademark applications, service marks, trade names, trade secrets, inventions, copyrights, licenses or other intellectual property rights or any similar rights.

(p)           Insurance.  SMSA has no policy of insurance.

(q)           Transactions With Affiliates and Employees.  Except as set forth in the SEC Reports, none of the officers or directors of SMSA is presently a party to any transaction with SMSA (other than for services as officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any officer or director, any entity in which any officer or director has a substantial interest or is an officer or director, trustee or partner, in each case in excess of $120,000.

(r)           Investment Company. SMSA is not, and is not an Affiliate of, and following the consummation of the transactions contemplated by the Transaction Documents will not be or be an Affiliate of, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.  SMSA shall conduct its business in a manner so that it will not become an “investment company” subject to registration under the Investment Company Act of 1940, as amended.

(s)           Registration Rights.  No Person has any right to cause SMSA to effect the registration under the Securities Act or Exchange Act of any securities of SMSA.

(t)           Registration of Securities.  The Common Stock is registered pursuant to Section 12(b) or 12(g) of the Exchange Act, and SMSA has taken no action designed to, or which to its knowledge is likely to have the effect of, terminating the registration of the Common Stock under the Exchange Act nor has SMSA received any notification that the Commission is contemplating terminating such registration.

(u)           Application of Takeover Protections.  SMSA and the Board of Directors have taken all necessary action, if any, in order to render inapplicable any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under SMSA’s articles of incorporation (or similar charter documents) or the laws of its state of incorporation that is or could become applicable to the Purchaser as a result of the Purchaser and SMSA fulfilling their respective obligations or exercising their respective rights under the Transaction Documents, including without limitation as a result of SMSA’s issuance of the Shares and the Purchaser’s ownership of the Shares.

(v)           Disclosure.  Except with respect to the material terms and conditions of the transactions contemplated by the Transaction Documents, SMSA confirms that neither it nor any other Person acting on its behalf has provided the Purchaser or its representatives, agents or counsel with any information that it believes constitutes or might constitute material, non-public information.  SMSA understands and confirms that the Purchaser will rely on the foregoing representation in effecting transactions in securities of SMSA.  All of the disclosure furnished by or on behalf of SMSA to the Purchaser regarding SMSA, its business and the transactions contemplated hereby is true and correct in all material respects and does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. SMSA acknowledges and agrees that the Purchaser makes, has not made, nor will make any representations or warranties with respect to the transactions contemplated hereby other than those specifically set forth in Section 3.2 hereof and in the other Transaction Documents to which the Purchaser is a party.

(w)           Tax Status. SMSA has filed all necessary federal, state and foreign income and franchise tax returns and has paid or accrued all taxes shown as due thereon, and SMSA has no knowledge of a tax deficiency which has been asserted or threatened against SMSA.

(x)           Accountants.  SMSA’s accounting firm is a registered public accounting firm as required by the Exchange Act.

(y)           No Disagreements with Accountants and Lawyers.  There are no disagreements of any kind presently existing, or reasonably anticipated by SMSA to arise, between SMSA and the accountants and lawyers formerly or presently employed by SMSA and SMSA is current with respect to any fees owed to its accountants and lawyers which could affect SMSA’s ability to perform any of its obligations under any of the Transaction Documents.

(z)           Regulation M Compliance.  SMSA has not, and to its knowledge no one acting on its behalf has, (i) taken, directly or indirectly, any action designed to cause or to result in the stabilization or manipulation of the price of any security of SMSA to facilitate the sale or resale of any of the Shares, (ii) sold, bid for, purchased, or paid any compensation for soliciting purchases of, any of the Shares, or (iii) paid or agreed to pay to any Person any compensation for soliciting another to purchase any other securities of SMSA.

(aa)           Stock Option Plans. SMSA has no stock option or restricted security plans, agreements or arrangements.  SMSA has not knowingly granted, and there is no and has been no policy or practice to knowingly grant, stock options or restricted securities prior to, or otherwise knowingly coordinate the grant of stock options with, the release or other public announcement of material information regarding SMSA or its financial results or prospects.

3.2           Representations and Warranties of the Purchaser.  Purchaser hereby represents and warrants as of the date hereof and as of the Closing Date to SMSA as follows (unless as of a specific date therein)

(a)           Due Execution.  Each Transaction Document to which Purchaser is a party has been duly executed by Purchaser, and when delivered by Purchaser in accordance with the terms hereof, will constitute the valid and legally binding obligation of Purchaser, enforceable against it in accordance with its terms, except: (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

(b)           Government Consent etc.  No consent, approval or authorization of or designation, declaration or filing with any governmental authority on the part of the Purchaser is required in connection with the valid execution and delivery of this Agreement or the Transaction Documents, or the offer and sale of the Shares, or the consummation of any other transaction contemplated hereby other than those filings required under the Exchange Act.

(c)           Disclosure of Information.  The Purchaser represents that it has had an opportunity to ask questions and receive answers from SMSA regarding the terms and conditions of the offering of the Shares and the business, properties, prospects and financial condition of SMSA.

(d)           Restricted Securities.  The Purchaser understands that the Shares will be characterized as “restricted securities” under the federal securities laws, inasmuch as they are being acquired from SMSA in a transaction not involving a public offering, and that under such laws and applicable regulations such Shares may not be resold without registration under the Securities Act, except in certain limited circumstances.  In this connection, the Purchaser represents that it is familiar with Rule 144 promulgated under the Securities Act, as presently in effect, and understands the resale limitations imposed thereby and by the Securities Act.  The Purchaser further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Shares and on requirements relating to SMSA that are outside the Purchaser’s control, and that SMSA is under no obligation and may not be able to satisfy.

(e)           Accredited Investor.  The Purchaser is an accredited investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act.

ARTICLE IV.

OTHER AGREEMENTS OF THE PARTIES

4.1           Transfer Restrictions.

(a)           The Shares may only be disposed of in compliance with state and federal securities laws.  In connection with any transfer of Shares other than pursuant to an effective registration statement or Rule 144, to SMSA or to an Affiliate of Purchaser or in connection with a pledge as contemplated in Section 4.1(b), SMSA may require the transferor thereof to provide to SMSA an opinion of counsel selected by the transferor and reasonably acceptable to SMSA, the form and substance of which opinion shall be reasonably satisfactory to SMSA, to the effect that such transfer does not require registration of such transferred Shares under the Securities Act.

(b)           The Purchaser agrees to the imprinting, so long as is required by this Section 4.1, of a legend on any of the Shares in the following form:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION AND MAY NOT BE OFFERED, SOLD, TRANSFERRED, PLEDGED OR OTHERWISE DISPOSED OF UNLESS REGISTERED UNDER THE SECURITIES ACT AND, IF APPLICABLE, THE SECURITIES LAWS OF ANY APPLICABLE STATE OR OTHER JURISDICTION OR IN THE ABSENCE OF SUCH REGISTRATION UPON DELIVERY TO THE COMPANY OF AN OPINION OF COUNSEL SATSIFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.”

SMSA acknowledges and agrees that Purchaser may from time to time pledge pursuant to a bona fide margin agreement with a registered broker-dealer or grant a security interest in some or all of the Shares to a financial institution that is an “accredited investor” as defined in Rule 501(a) under the Securities Act and who agrees to be bound by the provisions of this Agreement  and, if required under the terms of such arrangement, Purchaser may transfer pledged or secured Shares to the pledgees or secured parties.  Such a pledge or transfer would not be subject to approval of SMSA and no legal opinion of legal counsel of the pledgee, secured party or pledgor shall be required in connection therewith.  Further, no notice shall be required of such pledge.  At Purchaser’s expense, SMSA will execute and deliver such reasonable documentation as a pledgee or secured party of Shares may reasonably request in connection with a pledge or transfer of the Shares.

(c)           Purchaser agrees with SMSA that Purchaser will sell any Shares pursuant to either the registration requirements of the Securities Act, including any applicable prospectus delivery requirements, or an exemption therefrom, and that if Shares are sold pursuant to a registration statement, they will be sold in compliance with the plan of distribution set forth therein, and acknowledges that the removal of the restrictive legend from certificates representing Shares as set forth in this Section 4.1 is predicated upon SMSA’s reliance upon this understanding.

4.2           Furnishing of Information; Public Information. As long as Purchaser owns Shares, SMSA covenants to maintain the registration of the Common Stock under Section 12(b) or 12(g) of the Exchange Act and to timely file (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by SMSA after the date hereof pursuant to the Exchange Act even if SMSA is not then subject to the reporting requirements of the Exchange Act.  SMSA further covenants that it will take such further action as any holder of Shares may reasonably request, to the extent required from time to time to enable such Person to sell such Shares without registration under the Securities Act, including without limitation, within the requirements of the exemption provided by Rule 144.

4.3           Securities Laws Disclosure; Publicity.  SMSA shall, by 8:30 a.m. (New York City time) on the 4th Business Day immediately following the date hereof, issue a Current Report on Form 8-K disclosing the material terms of the transactions contemplated hereby, and including the Transaction Documents as exhibits thereto.  SMSA and the Purchaser shall consult with each other in issuing any press releases with respect to the transactions contemplated hereby, and neither SMSA nor the Purchaser shall issue any such press release nor otherwise make any such public statement without the prior consent of SMSA, with respect to any press release of Purchaser, or without the prior consent of the Purchaser, with respect to any press release of SMSA, which consent shall not unreasonably be withheld or delayed, except if such disclosure is required by law, in which case the disclosing party shall promptly provide the other party with prior notice of such public statement or communication.

4.4           Shareholder Rights Plan.  No claim will be made or enforced by SMSA, with the consent of SMSA, or any other Person, that Purchaser is an “Acquiring Person” under any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or similar anti-takeover plan or arrangement in effect or hereafter adopted by SMSA, or that Purchaser could be deemed to trigger the provisions of any such plan or arrangement, by virtue of receiving Shares under the Transaction Documents or under any other agreement between SMSA and the Purchaser.

4.5           Non-Public Information.  Except with respect to the material terms and conditions of the transactions contemplated by the Transaction Documents, SMSA covenants and agrees that neither it, nor any other Person acting on its behalf, will provide Purchaser or its agents or counsel with any information that SMSA believes constitutes material non-public information, unless prior thereto Purchaser shall have executed a written agreement with SMSA regarding the confidentiality and use of such information. SMSA understands and confirms that Purchaser may rely on the foregoing covenant in effecting transactions in securities of SMSA.

4.6           Indemnification of the Purchaser.  Subject to the provisions of this Section 4.6, SMSA will indemnify and hold the Purchaser and his representatives and agents  (each, a “Purchaser Party”) harmless from any and all losses, liabilities, obligations, claims, contingencies, damages, costs and expenses, including all judgments, amounts paid in settlements, court costs and reasonable attorneys’ fees and costs of investigation that any such Purchaser Party may suffer or incur as a result of or relating to (a) any breach of any of the representations, warranties, covenants or agreements made by SMSA in this Agreement or in the other Transaction Documents or (b) any action instituted against Purchaser in any capacity, or any of them or their respective Affiliates, by any stockholder of SMSA who is not an Affiliate of Purchaser, with respect to any of the transactions contemplated by the Transaction Documents (unless such action is pleaded with particularity as follows and based upon a breach of Purchaser’s representations, warranties or covenants under the Transaction Documents or any agreements or understandings Purchaser may have with any such stockholder or any violations by Purchaser of state or federal securities laws or any conduct by Purchaser which constitutes fraud, gross negligence, willful misconduct or malfeasance).  If any action shall be brought against any Purchaser Party in respect of which indemnity may be sought pursuant to this Agreement, Purchaser Party shall promptly notify SMSA in writing, and SMSA shall have the right to assume the defense thereof with counsel of its own choosing reasonably acceptable to the Purchaser Party.  Any Purchaser Party shall have the right to employ separate counsel in any such action and participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Purchaser Party except to the extent that (i) the employment thereof has been specifically authorized by SMSA in writing, (ii) SMSA has failed after a reasonable period of time to assume such defense and to employ counsel or (iii) in such action there is, in the reasonable opinion of counsel, a material conflict on any material issue between the position of SMSA and the position of such Purchaser Party, in which case SMSA shall be responsible for the reasonable fees and expenses of no more than one such separate counsel. SMSA will not be liable to any Purchaser Party under this Agreement (y) for any settlement by a Purchaser Party effected without SMSA’s prior written consent, which shall not be unreasonably withheld or delayed; or (z) to the extent, but only to the extent that a loss, claim, damage or liability is attributable to any Purchaser Party’s breach of any of the representations, warranties, covenants or agreements made by such Purchaser Party in this Agreement or in the other Transaction Documents.

4.7           Certain Transactions and Confidentiality. Purchaser covenants that neither he, nor any Affiliate acting on his behalf or pursuant to any understanding with it will execute any purchases or sales, including Short Sales, of any of SMSA’s securities during the period commencing with the execution of this Agreement and ending at such time that the transactions contemplated by this Agreement are first publicly announced pursuant to the Current Report on Form 8-K.  Purchaser covenants that until such time as the transactions contemplated by this Agreement are publicly disclosed by SMSA pursuant to the Current Report on Form 8-K, Purchaser will maintain the confidentiality of the existence and terms of this transaction and the information included in the Transaction Documents.  Notwithstanding the foregoing, and notwithstanding anything contained in this Agreement to the contrary, SMSA expressly acknowledges and agrees that (i) Purchaser does not make any representation, warranty or covenant hereby that it will not engage in effecting transactions in any securities of SMSA after the time that the transactions contemplated by this Agreement are first publicly announced pursuant to the Current Report on Form 8-K, (ii) Purchaser shall not be restricted or prohibited from effecting any transactions in any securities of SMSA in accordance with applicable securities laws from and after the time that the transactions contemplated by this Agreement are first publicly announced pursuant to the Current Report on Form 8-K and (iii) Purchaser shall have no duty of confidentiality to SMSA after the issuance of the Current Report on Form 8-K regarding this Agreement.

ARTICLE V.

MISCELLANEOUS

5.1           Termination; Cooperation.

(a)           This Agreement may be terminated by the Purchaser if the Closing has not been consummated on or before November 10, 2009.

(b)           From the date hereof until the Closing Date, SMSA will cooperate, and will cause its officers, directors, agents and advisers to cooperate, with the Purchaser on any due diligence investigation of SMSA, its business, officers and directors, and SMSA will promptly notify (or cause to be notified) the Purchaser of any material event or events of any nature whatsoever regarding SMSA or the subject matter of the Purchaser’s due diligence investigation.

5.2           Fees and Expenses.  The Purchaser and SMSA shall pay the fees and expenses of their respective advisers, counsel, accountants and other experts, if any, and all other expenses incurred by such party incident to the negotiation, preparation, execution, delivery and performance of this Agreement and the other Transaction Documents.    SMSA shall pay all Transfer Agent fees, stamp taxes and other taxes and duties levied in connection with the delivery of any Shares to the Purchaser other than taxes based upon income.

5.3           Entire Agreement; Further Assurances.  The Transaction Documents, together with the exhibits and schedules thereto, contain the entire understanding of the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, oral or written, with respect to such matters, which the parties acknowledge have been merged into such documents, exhibits and schedules.  The parties hereto agree to execute such further instruments and to take such further action as may reasonably be necessary to carry out the intent of this Agreement and the Transaction Documents.

5.4           Notices.  Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of: (a) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number set forth on the signature pages attached hereto prior to 5:30 p.m. (New York City time) on a Trading Day, (b) the next Trading Day after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number set forth on the signature pages attached hereto on a day that is not a Trading Day or later than 5:30 p.m. (New York City time) on any Trading Day, (c) the second (2nd) Trading Day following the date of mailing, if sent by U.S. nationally recognized overnight courier service or (d) upon actual receipt by the party to whom such notice is required to be given.  The address for such notices and communications shall be as set forth on the signature pages attached hereto.

5.5           Amendments; Waivers.  No provision of this Agreement may be waived, modified, supplemented or amended except in a written instrument signed, in the case of an amendment, by SMSA and the Purchaser or, in the case of a waiver, by the party against whom enforcement of any such waived provision is sought.  No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of any party to exercise any right hereunder in any manner impair the exercise of any such right.

5.6           Headings.  The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof.

5.7           Successors and Assigns.  This Agreement shall be binding upon and inure to the benefit of the parties and their successors and permitted assigns. SMSA may not assign this Agreement or any rights or obligations hereunder without the prior written consent of Purchaser.  Purchaser may assign any or all of its rights under this Agreement to any Person to whom Purchaser assigns or transfers any Shares, provided that such transferee agrees in writing to be bound, with respect to the transferred Shares, by the provisions of the Transaction Documents that apply to Purchaser.

5.8           No Third-Party Beneficiaries.  This Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.

5.9           Governing Law.  All questions concerning the construction, validity, enforcement and interpretation of the Transaction Documents shall be governed by and construed and enforced in accordance with the internal laws of the State of New York applicable to contracts and agreements made and to be performed solely within the State of New York.  Each party agrees that all legal proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Agreement and any other Transaction Documents (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, employees or agents) shall be commenced exclusively in the state and federal courts sitting in the City of New York.  Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the City of New York, borough of Manhattan for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of any of the Transaction Documents), and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is improper or is an  inconvenient venue for such proceeding.  Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof.  Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law.

5.10           Survival.  The representations and warranties contained herein shall survive the Closing and the delivery of the Shares.

5.11           Execution.  This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart.  In the event that any signature is delivered by facsimile transmission or by e-mail delivery of a “.pdf” format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “.pdf” signature page were an original thereof.

5.12           Severability.  If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall use their commercially reasonable efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.

5.13           Replacement of Shares.  If any certificate or instrument evidencing any Shares is mutilated, lost, stolen or destroyed, SMSA shall issue or cause to be issued in exchange and substitution for and upon cancellation thereof (in the case of mutilation), or in lieu of and substitution therefor, a new certificate or instrument, but only upon receipt of evidence reasonably satisfactory to SMSA of such loss, theft or destruction.  The applicant for a new certificate or instrument under such circumstances shall also pay any reasonable third-party costs (including customary indemnity) associated with the issuance of such replacement Shares.

5.14           Remedies.  In addition to being entitled to exercise all rights provided herein or granted by law, including recovery of damages, Purchaser and SMSA will be entitled to specific performance under the Transaction Documents.  The parties agree that monetary damages may not be adequate compensation for any loss incurred by reason of any breach of obligations contained in the Transaction Documents and hereby agree to waive and not to assert in any action for specific performance of any such obligation the defense that a remedy at law would be adequate.

5.15           Saturdays, Sundays, Holidays, etc. If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a Business Day, then such action may be taken or such right may be exercised on the next succeeding Business Day.

5.16           Construction. The parties agree that each of them and/or their respective counsel has reviewed and had an opportunity to revise the Transaction Documents and, therefore, the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of the Transaction Documents or any amendments hereto. In addition, each and every reference to share prices and shares of Common Stock in any Transaction Document shall be subject to adjustment for reverse and forward stock splits, stock dividends, stock combinations and other similar transactions of the Common Stock that occur after the date of this Agreement.

5.17           WAIVER OF JURY TRIAL.  IN ANY ACTION, SUIT, OR PROCEEDING IN ANY JURISDICTION BROUGHT BY ANY PARTY AGAINST ANY OTHER PARTY, THE PARTIES EACH KNOWINGLY AND INTENTIONALLY, TO THE GREATEST EXTENT PERMITTED BY APPLICABLE LAW, HEREBY ABSOLUTELY, UNCONDITIONALLY, IRREVOCABLY AND EXPRESSLY WAIVES FOREVER TRIAL BY JURY.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

SMSA EL PASO II ACQUISITION CORP.		Address for Notice:

By:	/s/ Gerard Pascale	28 Cottonwood Lane,
Name:	Gerard Pascale	Hilton Head, SC 29926
Title:	President and Chief Executive Officer

PURCHASER		Address for Notice:

11753 Willard Avenue,
By:	/s/ Michael Campbell	Tustin, California 92782
Name:	Michael Campbell

Exhibit 2

CONTRIBUTION AGREEMENT

CONTRIBUTION AGREEMENT dated November 5, 2009 (this “Agreement”), by and among, SMSA El Paso II Acquisition Corp., a Nevada corporation (the “Company”), Michael Campbell (the “Purchaser”) and Mr. Gerard Pascale (the “Contributing Party”).

BACKGROUND

On or about the date hereof, the Company has entered into a Share Purchase Agreement with the Purchaser pursuant to which the Purchaser acquired 20 million shares  (the “Shares”) of the Company’s common stock (the “Share Purchase Transaction”).

It is a condition precedent to the consummation of the Share Purchase Transaction that the Contributing Party enter into this Agreement, which will effectuate the contribution of 3,000,000 shares of the common stock, par value $.001 per share, of the Company held by the Contributing Party (the “Subject Shares”) to the Company for cancellation.  The Contributing Party is entering into this Agreement to, among other things, induce the Purchaser to enter into the Share Purchase Transaction and the Contributing Party acknowledges that the Purchaser would not consummate the transactions contemplated by the Share Purchase Transaction unless the transactions contemplated hereby are effectuated in accordance herewith.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual promises herein contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1. Contribution of Subject Shares and Consideration.  The Contributing Party hereby contributes to the capital of the Company all of his right title and interest in and to the Subject Shares. The Contributing Party hereby authorizes the Company to instruct Securities Transfer Corporation, the Company’s transfer agent, to effect the cancellation of the Subject Shares such that the Subject Shares will no longer be outstanding on the stock ledger of the Company and such that the Contributing Party shall no longer have any interest in the Subject Shares whatsoever.

2. Representations by the Contributing Party.

(a) The Contributing Party owns the Subject Shares, of record and beneficially, free and clear of all liens, claims, charges, security interests, and encumbrances of any kind whatsoever.  The Contributing Party has sole control over the Subject Shares or sole discretionary authority over any account in which they are held.  Except for this Agreement, no person has any option or right to purchase or otherwise acquire the Subject Shares, whether by contract of sale or otherwise, nor is there a “short position” as to the Subject Shares.

(b) The Contributing Party has full right, power and authority to execute, deliver and perform this Agreement and to carry out the transactions contemplated hereby.  This Agreement has been duly and validly executed and delivered by the Contributing Party and constitutes a valid, binding obligation of the Contributing Party, enforceable against it in accordance with its terms (except as such enforceability may be limited by laws affecting creditor's rights generally).

3. Further Assurances.  Each party to this Agreement will use his or its best efforts to take all action and to do all things necessary, proper, or advisable in order to consummate and make effective the transactions contemplated by this Agreement (including the execution and delivery of such other documents and agreements as may be necessary to effectuate the cancellation of the Subject Shares).

4. Amendment and Waiver.  Any term, covenant, agreement or condition of this Agreement may be amended, with the written consent of the Company and the Contributing Party, or compliance therewith may be waived (either generally or in a particular instance and either retroactively or prospectively), by one or more substantially concurrent written instruments signed by the Company and the Contributing Party.

5. Survival of Agreements, Representations and Warranties, etc.  All representations and warranties contained herein shall survive the execution and delivery of this Agreement.

6. Successors and Assigns.  This Agreement shall bind and inure to the benefit of and be enforceable by the Company and the Contributing Party, and their respective successors and assigns.

7. Governing Law.  This Agreement (including the validity thereof and the rights and obligations of the parties hereunder and thereunder) and all amendments and supplements hereof and thereof and all waivers and consents hereunder and thereunder shall be construed in accordance with and governed by the internal laws of the State of New York without regard to its conflict of laws rules, except to the extent the laws of Nevada are mandatorily applicable.

8. Miscellaneous.  This Agreement embodies the entire agreement and understanding between the parties hereto and supersedes all prior agreements and understandings relating to the subject matter hereof.  In case any provision of this Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.  This Agreement may be executed in any number of counterparts and by the parties hereto on separate counterparts but all such counterparts shall together constitute but one and the same instrument.  This Agreement may be reproduced by any electronic, photographic, photo static, magnetic, microfilm, microfiche, microcard, miniature photographic, facsimile or other similar process and the original thereof may be destroyed.  The parties agree that any such reproduction shall, to the extent permitted by law, be as admissible in evidence as the original itself in any judicial or administrative proceeding (whether or not the original is in existence and whether or not the reproduction was made in the regular course of business) and that any enlargement, facsimile or further reproduction shall likewise be admissible in evidence.  Facsimile execution and delivery of this Agreement is legal, valid and binding execution and delivery for all purposes.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

SMSA El Paso II Acquisition Corp.

By:	/s/ Gerard Pascale
Name: Gerard Pascale
Title: President

/s/ Gerard Pascale
Gerard Pascale

Purchaser

/s/ Michael Campbell
Michael Campbell

[Signature Page to Contribution Agreement]

Exhibit 3

ESCROW AGREEMENT

This Escrow Agreement, dated as of November 5, 2009 (this “Agreement”), is entered into by and among SMSA El Paso II Acquisition Corp, Inc., a Nevada corporation (the “Company”), Michael Campbell, an individual residing in Tustin, California (the “Escrowing Party”), Halter Financial Group, L.P., a Texas limited partnership (“HFG”), and Securities Transfer Corporation, with its principal offices located at 2591 Dallas Parkway, Suite 102, Frisco, TX 75034 (the “Escrow Agent”).

WITNESSETH:

WHEREAS, the Escrowing Party is the holder of 20 million shares  (the “Escrowed Shares”) of the Company’s common stock, par value $.001 per share, and

WHEREAS, pursuant to the terms of that certain Advisory Agreement, dated as of even date, and entered into by the Company and HFG, a copy of which is attached hereto as Exhibit “A”, the Company is obligated to pay to HFG the amount of $250,000 (the “Fee”) on or before December 15, 2009 (the “Payment Date”); and

WHEREAS, to secure the payment of the Fee the Escrowing Party desires to deposit the Escrowed Shares with the Escrow Agent, to be held in escrow until their release in accordance with the terms hereof; and

WHEREAS, Escrow Agent is willing to hold the Escrowed Shares in escrow subject to the terms and conditions of this Agreement.

NOW, THEREFORE, in consideration of the mutual promises herein contained and intending to be legally bound, the parties hereby agree as follows:

1.            Appointment of Escrow Agent.  The Company, the Escrowing Party and HFG hereby appoint Escrow Agent as escrow agent in accordance with the terms and conditions set forth herein and the Escrow Agent hereby accepts such appointment.

2.            Delivery of the Escrowed Shares.  On the date hereof, the Escrowing Party shall deliver to the Escrow Agent a stock certificate evidencing the Escrowed Shares along with a Medallion Guaranteed Stock Power executed in blank.

3.            Escrow Agent to Hold and Disburse Escrowed Shares.  The Escrow Agent will hold and disburse the Escrowed Shares pursuant to the terms of this Agreement, as follows:

3.1           Upon receipt of written evidence from a third party bank or written confirmation from HFG that the Fee was paid prior to the Payment Date, the Escrow Agent shall release the Escrowed Shares to the Escrowing Party.

3.2           In the event the Escrow Agent does not receive evidence of payment of the Fee prior to the Payment Date, the Escrow Agent shall deliver the Escrowed Shares to HFG upon the receipt of written instruction from HFG requesting the delivery of same. If HFG receives the Escrowed Shares, SMSA shall return to the Escrowing Party the amount of $20,000 representing the amount paid by the Escrowing Party for the Escrowed Shares.

 The parties also authorizes the Escrow Agent, if it receives conflicting claims to the Escrowed Shares, to interplead all interested parties in any court of competent jurisdiction and to deposit the Escrowed Shares with the clerk of that court and thereupon the Escrow Agent shall be fully relieved and discharged of any further responsibility hereunder to the parties from which they were received.

4.            Exculpation and Indemnification of Escrow Agent.

4.1           The Escrow Agent shall have no duties or responsibilities other than those expressly set forth herein.  The Escrow Agent shall have no duty to enforce any obligation of any person other than itself to make any payment or delivery, or to direct or cause any payment or delivery to be made, or to enforce any obligation of any person to perform any other act.  The Escrow Agent shall be under no liability to the other parties hereto or anyone else, by reason of any failure, on the part of any other party hereto or any maker, guarantor, endorser or other signatory of a document or any other person, to perform such person’s obligations under any such document.  Except for amendments to this Agreement referenced below, and except for written instructions given to the Escrow Agent relating to the Escrowed Shares, the Escrow Agent shall not be obligated to recognize any agreement between or among any of the parties hereto, notwithstanding that references hereto may be made herein and whether or not it has knowledge thereof.

4.2           The Escrow Agent shall not be liable to the parties hereto or to anyone else for any action taken or omitted by it, or any action suffered by it to be taken or omitted, in good faith and acting upon any order, notice, demand, certificate, opinion or advice of counsel (including counsel chosen by the Escrow Agent), statement, instrument, report, or other paper or document (not only as to its due execution and the validity and effectiveness of its provisions, but also as to the truth and acceptability of any information therein contained), which is believed by the Escrow Agent to be genuine and to be signed or presented by the proper person or persons.  The Escrow Agent shall not be bound by any of the terms thereof, unless evidenced by written notice delivered to the Escrow Agent signed by the proper party or parties and, if the duties or rights of the Escrow Agent are affected, unless it shall give its prior written consent thereto.

4.3           The Escrow Agent shall not be responsible for the sufficiency or accuracy of the form, or of the execution, validity, value or genuineness of, any document or property received, held or delivered to it hereunder, or of any signature or endorsement thereon, or for any lack of endorsement thereon, or for any description therein; nor shall the Escrow Agent be responsible or liable to the other parties hereto, or to anyone else in any respect on account of the identity, authority or rights, of the person executing or delivering or purporting to execute or deliver any document or property or this Agreement. The Escrow Agent shall have no responsibility with respect to the use or application of the Escrowed Shares pursuant to the provisions hereof.

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4.4           The Escrow Agent shall have the right to assume, in the absence of written notice to the contrary from the proper person or persons, that a fact or an event, by reason of which an action would or might be taken by the Escrow Agent, does not exist or has not occurred, without incurring liability to the other parties hereto or to anyone else for any action taken or omitted to be taken or omitted, in good faith and in the exercise of its own best judgment, in reliance upon such assumption.

4.5           The Escrow Agent will be indemnified and held harmless by the other parties hereto from and against all expenses, including all reasonable counsel fees and disbursements, or loss suffered by the Escrow Agent in connection with any action, suit or proceedings involving any claim, or in connection with any claim or demand, which in any way, directly or indirectly, arises out of or relates to this Agreement, the services of the Escrow Agent hereunder, except for claims relating to gross negligence or willful misconduct by Escrow Agent or breach of this Agreement by the Escrow Agent, or the property held by it hereunder.

4.6           For purposes hereof, the term “expense or loss” shall include all amounts paid or payable to satisfy any claim, demand or liability, or in settlement of any claim, demand, action, suit or proceeding settled with the express written consent of the Escrow Agent, and all costs and expenses, including, but not limited to, reasonable counsel fees and disbursements, paid or incurred in investigating or defending against any such claim, demand, action, suit or proceeding.

5.            Termination of Agreement and Resignation of Escrow Agent.

5.1           This Agreement shall terminate upon disbursement of all of the Escrowed Shares.

5.2           The Escrow Agent may resign at any time and be discharged from its duties as Escrow Agent hereunder by giving the other parties at least five (5) business days written notice thereof (the “Notice Period”).  Upon providing such notice, the Escrow Agent shall have no further obligation hereunder except to hold as depositary the Escrowed Shares that it receives until the end of such five Business Day period.  In such event, the Escrow Agent shall not take any action until the Company has designated a banking corporation, trust company, attorney or other person as successor. As soon as practicable after its resignation, the Escrow Agent shall, if it receives notice from the Company within the Notice Period, turn over to a successor escrow agent appointed by the Company all Escrowed Shares upon presentation of the document appointing the new escrow agent and its acceptance thereof.

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6.            Compensation.  HFG shall pay a documentation fee to the Escrow Agent of $10.00.

7.            Representations of HFG.   HFG hereby represents and warrants to Escrowing Party that as of the date that Escrowing Party acquired the Escrowed Shares from the Company, the Company had no assets and no liabilities, and that all amounts owed to HFG and its affiliates as reflected in the Company’s periodic reports as filed with the U.S. Securities and Exchange Commission have been forgiven as a result of the contribution of same to the paid in capital of the Company. This representation and warranty shall survive for a period of twelve months following the date of the release of the Escrowed Shares to Escrowing Party.

8.            Notices.  All notices, requests, demands, and other communications provided herein shall be in writing, shall be delivered by hand or by first-class mail, shall be deemed given when received and shall be addressed to parties hereto at their respective addresses first set forth on the signature page hereof.

9.            Consent to Service of Process.  The parties hereby irrevocably consent to the jurisdiction of the courts of the State of New York and of any Federal court located in such state in connection with any action, suit or proceedings arising out of or relating to this Agreement or any action taken or omitted hereunder, and waives personal service of any summons, complaint or other process and agrees that the service thereof may be made by certified or registered mail directed to it at the address listed on the signature page hereof.

10.            Miscellaneous.

10.1           This Agreement shall be construed without regard to any presumption or other rule requiring construction against the party causing such instrument to be drafted.  The terms “hereby,” “hereof,” “hereunder,” and any similar terms, as used in this Agreement, refer to the Agreement in its entirety and not only to the particular portion of this Agreement where the term is used.  The word “person” shall mean any natural person, partnership, corporation, government and any other form of business of legal entity.  All words or terms used in this Agreement, regardless of the number or gender in which they were used, shall be deemed to include any other number and any other gender as the context may require.  This Agreement shall not be admissible in evidence to construe the provisions of any prior agreement.

10.2           This Agreement and the rights and obligations hereunder of the parties to this Agreement may not be assigned.  This Agreement shall be binding upon and inure to the benefit of each party’s respective successors, heirs and permitted assigns.  No other person shall acquire or have any rights under or by virtue of this Agreement. This Agreement may not be changed orally or modified, amended or supplemented without an express written agreement executed by the Escrow Agent and the Escrowing Parties.  This Agreement is intended to be for the sole benefit of the parties hereto and their respective successors, heirs and permitted assigns, and none of the provisions of this Agreement are intended to be, nor shall they be construed to be, for the benefit of any third person.

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10.3           This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of New York. The representations and warranties contained in this Agreement shall survive the execution and delivery hereof and any investigations made by any party.  The headings in this Agreement are for purposes of reference only and shall not limit or otherwise affect any of the terms thereof.

11.           Execution of Counterparts.  This Agreement may be executed in a number of counterparts, by facsimile, each of which shall be deemed to be an original as of those whose signature appears thereon, and all of which shall together constitute one and the same instrument.  This Agreement shall become binding when one or more of the counterparts hereof, individually or taken together, are signed by all the parties.

IN WITNESS WHEREOF, the parties have executed and delivered this Agreement on the day and year first above written.

ESCROW AGENT:

SECURITIES TRANSFER CORPORATION
Securities Transfer Corporation
2591 Dallas Parkway, Suite 102
Frisco, TX 75034
Telephone: (469) 033-0101
Attention: Kevin B. Halter Jr.
Telephone: (972) 963-0001 Fax: (469) 633 0088
Email kevinjr@stctransfer.com

By:   /s/ Kevin B. Halter Jr.
   Kevin B. Halter Jr., President

HFG:

Halter Financial Group, L.P.

By:   /s/ Timothy P. Halter
Timothy P. Halter, Chairman

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  COMPANY:

  SMSA El Paso II Acquisition Corp.

  By:            /s/ Michael Campbell
        Name: Michael Campbell
        Title:   President

  ESCROWING PARTY:

  By:             /s/ Michael Campbell
        Name:  Michael Campbell

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